Exhibit 99.4

Common TV Address

cOMMON tv ADDRESS

Q2 FY 2016 RESULTS

October 12, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Ranganath D Mavinakere

Chief Financial Officer (Designate)

PRESS

Sara

CNBC TV18

Rukmini Rao

Bloomberg TV India

Chandra

ET Now

Vishal Sikka

Hi everyone, this is Vishal. It is great pleasure to be with all of you.

We had a great quarter. We delivered $2.392 bn in revenue which is a reported growth of 6% quarter-on-quarter and a constant currency growth of 6.9% quarter-on-quarter. So that is a great performance by our teams all around, best performance in more than 16 quarters. The results were affected by a one-time $23 mn revenue because of termination of one client who decided to transition out of a project because of a demerger. But despite that we would have 5% reported growth and 5.9% constant currency growth. On all dimensions the company performed very well. The margins are 25.5%, utilization went up to 81.3%. So on all dimensions the company did quite well. Our focus on operational excellence has been showing some good results. Large deal pipeline looks good. We had TCV wins over the quarter of close to $1 bn, that is the largest ever. Our $50+ accounts number went up to 50 and the top 25 accounts grew 7.9% in constant currency, so that also outperformed the company. So on all dimensions we have had great progress. Of course this is still early in our journey but we are making great progress on our ‘Renew and New’ strategy. The one aspect of that on the Renew side is our innovation with ‘Zero Distance’. This is an initiative to bring innovation to every ongoing project. It is a one of a kind initiative in the industry and we have been seeing some extraordinarily results in this. More than 5,600 of our projects, approximately 80% of our delivery organization has now delivered at least one innovation in their ongoing projects. This is quite an extraordinary way to deliver value to our clients.

Also on the 20th of August, we launched our ‘Aikido’ services and that has been seeing tremendous progress. On ‘Ai’ which is our software work and software platforms from our Artificial Intelligence and Big Data platform IIP to our Automation work where we have already freed roughly 900 jobs to the work in knowledge interchange and knowledge capture. With ‘Ki’ and our design services work, we already had more than 120 client engagements with Design Thinking. We continue to make progress on our innovation journey to help rethink the notion of IT Services towards one where people are amplified by technology and by software.

On the people side, I am sad to see my friend and partner for the last 16-months Rajiv leave us. He is leaving us at the end of today. As sad as I am to see him go, I am equally happy to see my partner and trusted colleague over the last 16-months, M.D. Ranganath become our new CFO starting tomorrow. So we are quite excited about this. Also Krish Shankar has joined us as our new Head of HR. He brings an extraordinary experience in managing large human resource teams and he will be instrumental in helping us transform our people aspects of our journey, which is core to our company strategy.

So, all in all, a very good quarter, a very encouraging quarter. We are now entering the second half of the year which is traditionally a difficult one for the industry. There are some headwinds in certain clients that we have seen. We are keeping our guidance at 10% to 12% in constant currency which is what it has been since the beginning of the year. No change to that. We will obviously work very hard and endeavor to buck this trend in the second half that has plagued Infosys as well as the IT services industry but based on the current visibility that we have we are keeping the guidance at what it has been. So, with that, Pravin, if there is nothing else, then we will take some questions. What do you think?

Pravin Rao

Just to clarify: Rajiv is stepping down as CFO today but he will be with the company till December 31st enabling the transition. Otherwise, you have covered everything.

Sara

Congratulations on good quarter. This is Sara from CNBCTV18. My first question to Vishal. You have maintained your constant currency guidance but you have lowered the dollar revenue guidance. Is there largely owing to the currency headwinds or are there any foreseeable wrinkles that are likely? Also, Pravin, I believe the pricing has gone up and that is a big relief for most investors. Pricing has gone up by about 2.5% roughly. Is that a trend that is likely to continue or could there be some bottoming out of this going forward? Rajiv, you are the man of the moment. So big question is what is the reason for your quitting? What is road ahead for you now? And are you confident that Infosys will be able to recover from there have been multiple management changes, you have been there through the transition, so do you feel that Infosys is ready for that? And Ranga Congratulations! What are the immediate challenges that lie ahead of you, is it maintaining margins at Rajiv’s 24-26% range or is it probably staying in terms of market share ahead of your peers?

Vishal Sikka

We are retaining our guidance. 6.4%-8.4% is the September 30th rate. So there is no change to our guidance. That is simply because as I said the second half has traditionally been a weak half for the industry, the furloughs and leaves and things of this nature. And we have also seen certain clients as we have talked to, some headwinds that we foresee. But we are working very hard and we are going to try to make sure that we buck that trend this time around. But based on what Pravin and I see so far for the rest of the year, we are keeping the guidance that we have provided.

Pravin Rao

On the pricing front, it has been a good quarter for us, partly aided by higher number of working days and some of the initiatives kicking in. At the same time, we continue to see a lot of pricing challenges particularly on the large deals on the renewal side of the business and that is the reality in the industry. That is why a lot of our efforts on automation, productivity improvement and so on. It has started paying some dividends, but this is a long journey. I think we just touched the tip of the iceberg and we need to continue to work on these initiatives. So I would not declare it as a victory or I would not call it as a secular trend, but we are happy with what we have seen. But we have to continue our focus on productivity front and so on, because pricing pressure is a reality in this industry.

Rajiv Bansal

I have been here for 16-years now and 3-years as CFO. It has been long-long innings. When I look back, it has been on the most exciting and rewarding experience that I could have got. Becoming the CFO at the age of 40, it is like a dream come true. I am probably one of the very few who have lived their dreams at Infosys. There are many exciting opportunities in the world outside. When I was sitting back and thinking about what next and what I should do. I still have our 16-17-years more of work-life left and I need to do something more exciting, more challenging, something that can create more value. The world is moving towards value maximization, opportunity maximization and I want to do something new. I look forward to the next phase of my life. I am sure it is going to be a very exciting one. It is sad to go, it is always sad to leave something that you have been associated with for the last 16 years. But, life moves on. So for me, I think the first priority would be to ensure a smooth transition. I know Ranga for the last 15 years. Ranga has been a colleague and a friend for the last 15 years and I am sure he would lead this company along with Vishal and Pravin into much higher heights. So I am not worried about that. And the question of management transition, this is a reality of life, this is a reality of business. People come, people go, companies are far stronger. The fundamentals are very strong, the foundation is very strong, and Vishal, Pravin, Ranga and the entire leadership team are all working together to make sure the company goes from height to height. I think the company is well placed. This quarter the growth has been extraordinary, I think everybody is surprised with the growth. So the fundamentals are good, the growth has come back. Mr. Murthy once told me, if you can be part of the turnaround story of a company, that is the best experience you can get as a CFO. I am glad that I was part of the journey. It is still a long way to go. I am sure Vishal, Pravin and Ranga would carry from here. But it has been a very-very rewarding and fulfilling experience as a CFO here. Thank you.

Ranganath D. Mavinakere

It is great to connect with all of you. I think the first thing I would say that it is indeed a privilege more than anything else to lead a world-class finance team at Infosys. My illustrious predecessors – Mohandas Pai, Bala and Rajiv, have built a very committed set of individuals, a finance team with high professional ethics. And more importantly, finance team in Infosys has always set high benchmarks, whether it was first ever listing of an Indian company in US, first ever Indian company to publish IFRS and most transparent financial reporting, there are many-many firsts that Infosys finance team has done. I would like to certainly build upon that tradition. I think if you look at the core value systems of the company, be the founders like Mr. Murthy, Nandan, Kris, Shibu, Dinesh, it is all about transparency and integrity and that is a source of strength for all of us. We continue to draw strength from our core value systems.

Coming back to your question, we have had a very broad-based growth in the first half of the year. If you look at the operational efficiencies, whether you look at the margins, they have all seen a very healthy trend line. I think our focus clearly now is the smooth execution of our ‘Renew and New’ strategy for consistent and profitable growth. I am very confident that with a world-class finance team that we have and the business leadership that we have, we will continue to make progress in that journey.

Rukmini Rao

Vishal, Rukmini Rao from Bloomberg TV India. First question is your ‘Aikido’ strategy that you have rolled out. Just want to understand in terms of client acceptance, it has just been about a month or so, how has been the feedback? And also given this transition is happening at a very crucial time for Infosys, what is that in terms of fallout that you could see because you had problems with the kind of management changes that have happened and the morale of the employees being hit, so how is the transition going to affect? Pravin, in terms of headwinds in the second half, what are those likely to be? And Rajiv, if you can give us a word on the currency, how are you viewing it and also given the fact that your hedging has perhaps saved you from the kind of cross-currency movements? And Ranga, you have handled perhaps various roles in this organization with Murthy’s comeback and later in the strategy, what kind of a role are you going to be playing other than CFO in terms of strategy of the company?

Vishal Sikka

Rukmini, the ‘Aikido’ strategy work has been going very well. Of course, we started that work more than a year ago and we christened it ‘Aikido’ back in August. Over that last one year we have seen tremendous adoption of all three dimensions of this. While the name ‘Aikido’ is new, the work that we have been doing there has been going on for quite some time. In particular, in our software and platform work, we have seen tremendous adoption. We have more than 160 engagements now of our Infosys Information platform, on which we build Big Data, Machine Learning, Complex Analytical, AI Solutions. We have 38 projects that went live over the course of the last quarter. So we have seen great adoption of the IAP, our Automation platform. We have more than 57 engagements, 300 people just in our Infrastructure Management Service were freed through the power of automation in the last quarter and our goal is to get to a 1,000 in this current quarter with automation. But beyond the infrastructure practice, in our verification practice as well as in Application Maintenance, we saw another 300 people that we were able to free as a result of that. In BPO we were able to bring automation into our processes beyond what we were doing before as a result of the automation platform. That has resulted in additional 160 people savings in BPO.

So as you can see this is building up now. We expect that in the course of the second half we will get to 2,000 people that we would be able to free up because of automation and that number will then continue to build from there. Panaya and Skava continue to have dramatic improvement in the ability that we have seen to engage with the clients. We have more than 57 engagements with Panaya and 53 with Skava that we added in the course of the last two quarters. So this is great adoption of this ‘People Plus Software’ strategy where we bring in the software to help accelerate the adoption of our services and help improve our margins while at the same time improving our bandwidth to be able to do better. The most exciting one is the Design area. We have crossed 55,000 Infoscions that have been trained on Design Thinking including more than 90% of our sales organization, more than 90% of our consulting organization and a vast majority of our delivery organization. That is a tremendous testament to the education foundation of our company. And then on the client side with the ‘Do’ services we have more than 100 engagements that we have had already and 60 of the top 200 clients, we have already done design services sessions with them. That serves to improve and elevate our relationship with our clients to the most strategic levels. So I am very happy with the adoption of Aikido over the course of the last several months and especially in this last quarter. As we see this seasonal trend and so forth, this innovation that we are pioneering is going to be that basis on which we will grow to become the next generation services company.

As to the management transition, as Rajiv said, this is a course of life, this is par for the course whatever the management lingo for that is. Companies and institutions outlast anyone of us and I think that is the key here. We have a tremendous bench, tremendous management team as you can see with Ranga coming in. Rajiv will be here with us until the end of the year to help with the transition. So I think under the circumstance, this is a great testament to how resilient the company is. I am not concerned about any management. In fact if you look at the overall attrition, that has come down again to 14.1% which is a dramatic improvement in attrition since I started.

Pravin Rao

Historically for the industry second half growth has been relatively lower when compared with the first half. In quarter three, we typically have lower working days, furloughs, impact of those things. For us at least, quarter four also has probably been challenging in the last couple of years. So this time particularly in quarter 3, apart from the traditional furloughs in the industries like Manufacturing which we have already factored in, this time we are also anticipating furlough impact to be much larger in couple of other industries as well which historically we would not have seen in the past and there are couple of client specific things as well. So based on the visibility we have, we feel that second half would be challenging. At the same time Vishal talked about many initiatives. So our endeavor is to make sure that we try to minimize the impact and we are hopeful that many of the initiatives that we are doing will probably give us the momentum getting into Quarter 4. But at this stage given the visibility we have decided to retain the guidance.

Rajiv Bansal

On the currency, we all wish for a very stable currency market but that is not what it is likely to be and this is a very-very volatile currency market. If you look at this quarter the Australian dollar depreciated by 8.7%, euro and GBP did well against the dollar, they were almost stable but Australian dollar went almost 8.7%. So we are going to continue to see this kind of movement in the currency markets and we have a very effective hedging strategy. I think we are one of the very few in the industry who took the lead of saying that we are going to take the short-term hedges, we will hedge our net asset book, so that the impact of the translation on the P&L is negligible and that has worked very well for us. We had over $990 mn of hedge book as of September 30th. We had $8 mn of exchange gain during the quarter, I think our hedging policy has worked well for us and we do not see any reasons to change that at this point of time.

Ranganath D. Mavinakere

Yes, I completely agree with Rajiv. And going back to your question, we have still retained our guidance in constant currency 10% to 12% and that is almost double the rate of growth that we had in the previous year. The first two quarters have gone well both in terms of revenue trajectory as well as margins. Still I think we have scope for operational efficiency improvement, we will still focus on further enhancing our utilization rate which is already above 81% and continue to focus on optimizing our cost whether thorough the onsite effort mix which is currently at 29.2% or through optimizing the role ratios. There are many levers that are available to us for operational efficiency. We will continue to focus on them.

Chandra

Hi everyone, Chandra here from ET Now, last but not the least. I will come to each of you, Vishal want to start with you, I understand that currency was a factor why the guidance was revised downwards but this really points to a flat-to-negative percentage growth for the rest of the year. So if you can throw some light on that in terms of the challenges that you are seeing. And I know you said management transition is a natural process, but in the last few months we have seen you steadily adding your own team, few people from SAP and now Ranga, so if you really have to assure investors that it is going to be a steady ship going forward what will you say to them? Pravin, if you can throw some more color on the challenges in the second half with respect to verticals and geography that you are seeing at this point? Rajiv, both your predecessors took to private equities and venture capital, is that going to be your next calling? And Ranga, you sort of represent a bridge between the old and the new, so are you going to lean towards margins or growth, it is a tough trade off but on which side are you now? Thank you.

Vishal Sikka

Great question Chandra. I think on the management stability, I feel very confident that the transition between Rajiv and Ranga is going to be a very smooth one as you can see already. Management transitions happen. It is the way businesses evolve, the institution here that our founders and Mr. Murthy have built is stronger and will live longer than any one of us. I think that is the perspective that I bring to this and the team that we have is an awesome team and an extraordinarily gifted team. Just in the last few months I have seen with the adoption of the innovation initiatives and especially ‘Zero Distance’ and this new one that we have launched recently called ‘Zero Bench’ from the traditional existing organization, it is amazing for me to see the depth of talent that we have. I think we are barely scratching the surface. So I am not at all worried about the talent and the leadership in the company. Now Krish is going to join us in the next week or so and he will take the helm of our HR and our people strategy going forward, so that is going to be fun. I am not at all worried about the depth or the breadth or the competence of the management team and the company. I mean if you look at our segment performance under Mohit's leadership, we had $551 mn performance in the Financial Services and we had a great growth from a very large existing base, so we are pretty confident there.

In terms of the second half, I think that again the key is to see that we are not revising the guidance downwards. We are in fact preserving the guidance at 10%-12% constant currency. The reason for that is that historically Q3 and Q4 have been bad ones for the industry and also for our company and we are endeavoring to buck that trend this time around but it would be unfair for us, based on the visibility that we have right now, having talked to a few clients and looking at what is happening, also we have $23 mn one-time revenue jump that we got in Q2 from this one particular client; so as a result, based on what we see for now, we are keeping the guidance at what it is. But obviously our endeavor will be to ensure that we not only beat that, but we beat it in a purposeful way by bringing the power of our innovation, by the power of our automation and these productivity improvements to get there.

Pravin Rao

On the performance, geography wise we are not seeing too much difference, Rest of the World obviously because we have a big exposure to Australia because of currency we have seen lower growth. Otherwise in North America and Europe, we have had good performance this quarter and we do not see too much difference going forward in the second half. But from a vertical perspective when we look at it, we had a very good growth in Financial Services, on the back of deal wins which we had won in the last few quarters. At the same time when we look forward, some of the momentum will continue but banks continue to face cost pressures. We do anticipate some challenges particularly in the insurance sub-segment of the BFSI. Retail has done well this quarter but we expect Retail to be volatile, at least this quarter because this is the holiday seasons, clients are watchful depending on how the season goes, to some extent the incidence of the spend going forward. Energy actually continues to be in trouble. We are seeing the second wave of cost cutting going on and we do not expect recovery at least till the end of next year. Telecom continues to be a bit of a struggle as well. Most telecom companies are struggling for top-line as well as bottom-line. They are looking at newer ways of growing revenue. Life sciences is doing well, Healthcare is also doing reasonably okay. But by and large just to summarize in the second half apart from the headwinds I talked about, we particularly expect Retail to be a little bit softer than it was, maybe a little bit slowdown in the momentum in the Financial Services particularly in the Insurance, but barring that it is probably the same trend that we typically see in our industry.

Rajiv Bansal

I wish I could do that if I had the amount of money which Mohan and Bala had. But unfortunately I do not have that amount of money so I really cannot do that. But jokes apart, I think it is opportunity to thank Mohan and Bala because honestly if I look at from a professional perspective, I am what I am because of them. They have taught me every trick in the game, they have taught me everything that I know in my finance field. So a big thanks to them, I have learnt a lot from them and I continue to look forward to them for support and guidance in future. Having said that, 16 years of Infosys, you have missed out on the opportunities outside. You never look at the opportunities outside Infosys and you look at the world outside today, there are so many opportunities to create value. I think today the ecosystem in India is such that there is so much opportunity to create value if one really wants to. I would want to be part of one of those opportunity maximization initiatives which is going to be challenging, exciting and I need to figure out how to keep driving me for the next 16-17 years of my life. So I feel very excited about couple of opportunities that I am looking at. Probably the path will cross again whether it is a PE world or a large business house or a startup, I do not know. Honestly I cannot say at this point of time, but it is going to be an exciting next phase of life.

Ranganath D. Mavinakere

Well Chandra, I think there is no old Infosys, there is no new Infosys. There is only one Infosys and that Infosys always stands. As Mr. Murthy used to say, consistent and profitable growth. It is not going to be ‘growth or margin’, it is ‘growth and margin’. Even if you look at Renew and New strategy that we have laid out, it has a lofty goal of 30% right. Vishal has laid out a vision of by 2020 30% operating margin. Essentially I think initiatives like Automation is going to be a big play in terms of ensuring our operational effectiveness and also we have many-many other levers to manage our cost and we will continue to focus on efficiencies. So it is not growth at the cost of margin, it is growth and margin.